This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd.
1407-1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about March 16, 2006

Item 3.	News Release

March 16, 2006, Vancouver, B.C.

Item 4.	Summary of Material Change

Trans-Orient Petroleum Approves Share Split

Trans-Orient Petroleum Ltd., (OTCBB: TOPLF), an international oil and gas company, today announced that the directors of the Company have approved a forward split (sub-division) of the Company’s common shares on a seven for one basis.

Item 5.	Full Description of Material Change

Vancouver, BC, March 16, 2006 - Trans-Orient Petroleum Ltd., (OTCBB: TOPLF), an international oil and gas company, today announced that the directors of the Company have approved a forward split (sub-division) of the Company’s common shares on a seven for one basis. The Company believes that this split will better position Trans-Orient to attract future equity funding as well as create greater liquidity.

The record date for the split is March 20, 2006, and the effective date will be March 30, 2006. Registered Trans-Orient shareholders will be mailed their additional share certificates and shareholders whose shares are currently held in brokerage accounts will have their additional share certificates sent to their brokerages. After giving effect to the split, Trans-Orient will have 17,618,083 shares issued and outstanding on a fully diluted basis.

For Further Information
Dan Brown
604-682-6496
dbrown@iremco.com

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None
Item 8.	Executive Officer

Peter Loretto, President and Chief Executive Officer
(604) 682-6496

Item 9.	Date of Report

March 16, 2006

“Peter Loretto”
Peter Loretto, President/Chief Executive Officer

Place of Declaration: Vancouver, British Columbia